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CONFIDENTIAL TREATMENT REQUESTED BY AVIS BUDGET GROUP, INC. FOR CERTIAN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)
December 21, 2016

VIA EDGAR

Melissa Raminpour, Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Avis Budget Group, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-10308

Dear Ms. Raminpour:

This communication is in response to the Staff’s comment letter dated December 2, 2016. For your convenience, we have included in italics the Staff’s comment as set forth in its letter and the Company’s response to the comment immediately below such comment.
Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Securities and Exchange Commission (“Commission”) subject to a confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR § 200. 83). The Company requests that the redacted portions be maintained in confidence, and not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information, disclosure of which could cause the Company competitive harm.
Form 10-K for the year ended December 31, 2015
Note 8. Income Taxes, page F-21
1. We note your response to prior comment 1. Please tell us if you recorded any amounts related to the resolution of this prior-year income tax matter in your financial statements prior to the recognition of the tax benefit. If so, please quantify the amounts and tell us their classification within the consolidated balance sheets and statements of operations. Additionally, please tell us if you considered the resolution of the prior-year income tax matter to be the correction of an error or a change in accounting estimate. In your response, please provide us with any accounting guidance considered in determining the accounting treatment and with further background information of this tax matter.

RESPONSE:

[Redacted]

Please contact the undersigned at (973) 496-4700 should you require further information or have any questions.

***CONFIDENTIAL TREATMENT REQUESTED BY COMPANY PURSANT TO RULE 83***

Very truly yours,

/s/ DAVID B. WYSHNER
David B. Wyshner
President and Chief Financial Officer

***CONFIDENTIAL TREATMENT REQUESTED BY COMPANY PURSANT TO RULE 83***